March 8, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated February 22, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F.

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 — Notes to Consolidated Financial Statements

Note 3 — Significant Accounting Policies, page 9

(d) Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1.                                      Please expand your policy disclosure in future filings relating to exploration and evaluation assets to address the following: i) the point at which you begin to capitalize these assets, ii) the point(s) at which you cease to capitalize these assets, and iii) how you reclassify these costs upon ceasing capitalization.  Refer to paragraph 24(a) of IFRS 6.  In your response, provide us a sample of your proposed expanded disclosure and tell us the capitalized balance of exploration and evaluation assets by project/property as of December 31, 2011.

Response: The Company expanded its policy disclosure in its audited consolidated financial statements for the years ended December 31, 2012 and 2011, which are included as exhibit 99.2 to the Form 6-K furnished by the Company to the Commission on February 21, 2013 (the “2012 Financial Statements”), to clarify the Company’s policy position with respect to compliance with paragraph 24(a) of IFRS 6.  In response to the Commission’s subsequent Comment Letter regarding the timing of commencement and cessation of capitalization and the reclassification of costs upon cessation of capitalization, the Company will further expand its policy disclosure as set forth in Exhibit A hereto in future filings beginning with the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2013.  The disclosure in Exhibit A is also complemented by the last paragraph of the Company’s policy disclosure “-Asset Under Construction” (Note 3(d)(ii) to the 2012 Financial Statements), which contains the following statement with respect to the reclassification of exploration and evaluation assets:

“Once the mining project has been established as commercially feasible, expenditure other than that on land, buildings, plant and equipment is transferred to depletable producing properties together with any amounts transferred from exploration and evaluation assets.”

As requested, the following table sets forth the capitalized balance of exploration by project/property as of December 31, 2011.

Components of Non-Depleteable Mineral Interests

As at December 31, 2011

(In Billions of USD)

Projects Not in Production
Agua Rica Area of Interest	$1.13
Suyai Area of Interest	0.58
Mercedes Area of Interest	0.52
Jeronimo Area of Interest	0.18
$2.41
Exploration Potential
Exploration Potential on Meridian Acquisition in 2007:
- El Peñón, Chile	$1.05
- Minera Florida, Chile	0.36
- Other (Argentina, Brazil, Chile, Peru and U.S.)	0.59
Exploration Potential on Viceroy Acquisition in 2006	0.51
Exploration Potential on Desert Sun Acquisition in 2006	0.26
Brownfield Exploration spend since acquisition	0.21
$2.98
Total as per Financial Statement Note Disclosure, December 31, 2011	$5.39

The capitalized balance of exploration and evaluation assets as of December 31, 2012, as shown in Note 11 to the 2012 Financial Statements, increased to $5.75 billion primarily as a result of the addition of exploration and evaluation assets at Cerro Moro through the acquisition of Extorre Gold Mines Limited in August 2012.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:                                James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Property, Plant and Equipment

Exploration and Evaluation Assets

The Company’s tangible exploration and evaluation assets are comprised of mineral resources and exploration potential.  The value associated with mineral resources and exploration potential is the value beyond proven and probable reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property’s mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties.  Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost, if management determines that probable future economic benefits will be generated as a result of the expenditures.  Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed.  Costs incurred for general exploration that is either not project-specific or does not result in the acquisition of mineral properties are considered greenfield expenditures and charged to operations.  Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized.  Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.  Evaluation expenditures include the cost of:

(i)             acquiring the rights to explore;

(ii)          establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

(iii)       determining the optimal methods of extraction and metallurgical and treatment processes;

(iv)      studies related to surveying, transportation and infrastructure requirements;

(v)         permitting activities; and

(vi)      economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which is either when the related project is considered economically feasible for development or for which a construction decision is made.  At that time, the property and the related costs are reclassified as depletable producing property and are capitalized until the project is commissioned or the assets are determined to be impaired.  Capitalization of exploration and evaluation costs and development costs ceases upon completion of commissioning of the related project.  Reclassification or transfer of carrying amounts of mineral resources and exploration potential is the result of the conversion of the categories of mining properties upon technical feasibility and commercial viability of extracting the mineral resources being demonstrated.

The Company reviews and evaluates its exploration and evaluation assets for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy.  An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.